SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)1
TransAtlantic Petroleum Corp.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
893522 20 1

(CUSIP Number)
Dalea Management, LLC
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Matthew McCann
(405) 286-6324

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 27, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1	NAMES OF REPORTING PERSONS Dalea Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,652,722 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,652,722 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,652,722 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS Dalea Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,652,722 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

21,652,722 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,652,722 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS Riata TransAtlantic LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		977,278 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

977,278 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

977,278 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS N. Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION,

United States

	7	SOLE VOTING POWER

NUMBER OF		16,666 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,630,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,666 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

22,630,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,646,666 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

AMENDMENT NO. 2 TO SCHEDULE 13D
     This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, and amended by Amendment No. 1 on June 25, 2008 (the “Schedule 13D”). This Second Amendment relates to the common stock, no par value, of TransAtlantic Petroleum Corp., a body corporate incorporated under the laws of the Province of Alberta (the “Issuer”). This Second Amendment is being filed by and on behalf of Dalea Partners, LP, an Oklahoma limited partnership (“Dalea Partners”), Dalea Management, LLC, an Oklahoma limited liability company (“Dalea Management”), Riata TransAtlantic LLC (“Riata TransAtlantic”), an Oklahoma limited liability company, and N. Malone Mitchell, 3rd, an individual resident of the State of Oklahoma (“Mitchell”). Dalea Partners, Dalea Management, Riata TransAtlantic, and Mitchell are collectively referred to herein as the “Reporting Persons.”
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Second Amendment, as follows:
The Reporting Persons hold the Shares as reported herein for investment purposes. Mitchell holds the Option Shares as reported herein for investment purposes.
From time to time the Reporting Persons may acquire additional shares of common stock of the Issuer in future open market or private transactions.
On August 27, 2008, the Issuer agreed in principle to acquire 100% of the shares of Longe Energy Limited, an entity associated with Mitchell (“Longe”), in exchange for the issuance to Longfellow Energy, LP (the parent of Longe) of approximately 39.6 million common shares and 10 million common share purchase warrants. Concurrently, the Issuer will issue approximately 35.4 million common shares in a private placement with Mitchell and associated persons in exchange for $42.5 million. The terms of the transactions are described in a press release issued by the Issuer, a copy of which is attached hereto as Exhibit B.
Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Second Amendment, as follows:
The Joint Filing Agreement for the Second Amendment attached hereto as Exhibit A.
The Issuer’s press release describing the details of the transactions described in Item 4 of this Second Amendment attached hereto as Exhibit B.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2008	DALEA PARTNERS, LP

	By:	/s/ N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Partner

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

RIATA TRANSATLANTIC LLC

	By:	/s/N. Malone Mitchell, 3rd

	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd

N. MALONE MITCHELL, 3rd